News Release

For Immediate Release

ELK VALLEY COAL REPORTS
ACCIDENT RESULTING IN FATALITY

CALGARY, May 1, 2003 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.A, TEK.B) are saddened to announce that at approximately 3:40 a.m. on May 1, 2003, a vehicle accident resulting in the death of an employee of Elk Valley Coal Corporation occurred at the Company’s Greenhills Operations located near Elkford, British Columbia.

Elk Valley Coal Corporation deeply regrets the loss of one of its employees and offers its sincerest sympathies to the family.

Authorities were notified immediately and the cause of the accident is now under investigation by the Mines Inspector from the B.C. Ministry of Energy and Mines, the RCMP, and the Greenhills Joint Occupational Health and Safety Committee.

Further details will be released as they become available.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. The Elk Valley Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

Teck Cominco Limited is a diversified mining and metals company, headquartered in Vancouver, Canada, with assets totaling approximately $5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and its mining operations also produce significant quantities of copper and gold. The company is also the managing partner of the Elk Valley Coal Partnership, in which it holds a 41% ownership interest. In total, the company owns, or has interests in, thirteen mines and two refineries. Further information can be found at www.teckcominco.com.

For further information contact:

Elk Valley Coal Corporation
Cindy Brunel
Community and Government Relations Administrator
(250) 865-3285